APPENDIX C TO NATIONAL INSTRUMENT 41-101
GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO
JURISDICTION AND APPOINTMENT OF
AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”): Alignvest Acquisition Corporation

2.	Jurisdiction of incorporation, or equivalent, of Issuer: Ontario

3.	Address of principal place of business of Issuer: 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario M5X 1C7

4.	Description of securities (the “Securities”): Class A Restricted Voting Units

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered: June 16, 2015

6.	Name of person filing this form (the “Filing Person”): Vincent John Hemmer

7.	Filing Person’s relationship to Issuer: Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person: Glencoe, IL, USA

9.	Address of principal place of business of Filing Person: Glencoe, IL, USA

10.	Name of agent for service of process (the “Agent”): Alignvest Acquisition Corporation

11.	Address for service of process of Agent in Canada:
100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario M5X 1C7

12.

The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of:

	(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces and territories of Canada in which the Securities are distributed under the Prospectus; and

	(b)	any administrative proceeding in any such province or territory, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.

Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of Ontario.

[signature pages follow]

Dated: June 16, 2015

By:	(Signed) “Vincent John Hemmer”
Name: Vincent John Hemmer
Title: Director

Submission to Jurisdiction

AGENT

The undersigned accepts the appointment as agent for service of process of Vincent John Hemmer under the terms and conditions of the appointment of agent for service of process stated above.

Dated: June 16, 2015

ALIGNVEST ACQUISITION
CORPORATION

By:	(signed) “Sanjil Shah”
Name: Sanjil Shah
Title: Chief Financial Officer and
Corporate Secretary

Submission to Jurisdiction